ACTUARIAL OPINION AND CONSENT

This opinion is furnished in connection with Post-Effective Amendment No. 1 to the registration of the Flexible Premium Variable and Fixed Life Insurance Policy and the Flexible Premium Variable and Fixed Last to Die Life Insurance Policy of the Valley Forge Life Insurance Company Separate Account, file number 333-48988.



I am familiar with the terms of the Registration Statement and the accompanying exhibits. The prospectus included in Registration Statement describes the policy issued by Valley Forge Life Insurance Company. In my professional opinion:

     1. The charges on the policy are reasonable in relation to industry norms and in relation to the expenses expected to be incurred by Valley Forge Life Insurance Company in connection with this policy.

     2. The illustrations of accumulated premium, death benefits, account values, and cash surrender values that appear in the prospectus are consistent with the provisions of the policy and are based on the assumptions stated in the accompanying text.

     3. The illustrations show values on both a current basis and a guaranteed basis.

     4. The specific ages, sex, rate class, and the premium amounts used in these illustrations are representative of the typical purchases that Valley Forge Life Insurance Company expects will purchase the product. These characteristics have not been selected so as to make the relationship between premiums and benefits look more favorable in these specific instances than it would for prospective purchases with different characteristics.

 I hereby consent to the use of this opinion as an Exhibit to the registration.



/s/ Rodney E. Rishel, Jr.
--------------------------------
Rodney E. Rishel, Jr., FSA, MAAA
Assistant Vice President & Product Actuary
Investment Products Business Unit
Valley Forge Life Insurance Company